

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   February 15, 2018

Via E-mail
Mr. Robert McAllister
Chief Executive Officer
Enertopia Corp.
156 Valleyview Rd.
Kelowna, BC V1X3M4

> **Re: Enertopia Corp.**
> **Form 10-K for the Fiscal Year Ended August 31, 2017**
> **Filed November 14, 2017**
> **File No. 000-51866**

Dear Mr. McAllister:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed January 16, 2018
Exhibit 99.1

1.   We note your reference to an inferred lithium resource at one of your properties in Clayton Valley, NV that has an average lithium grade of 123 ppm and over 200 ppm magnesium. Please tell us if you are required to file a 43-101 mineral resource technical report on Sedar.com considering that you are a reporting issuer in Canada.

Form 10-K for the Fiscal Year Ended August 31, 2017
General

2.   Please revise to refer to your company as an exploration stage company. Without a mineral reserve, your company is an exploration stage company pursuant to paragraph (4)(i) of Industry Guide 7.

Item 2. Properties

3.   Please insert a small-scale map showing the location and access to each material property. See Instruction 3 to Item 102 of Regulation S-K and paragraph (b) (2) to Industry Guide 7.

4.   Please disclose the quantification and timing of all necessary payments related to your BLM claims for each material property pursuant to paragraph (b) (2) of Industry Guide 7.

5.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

6.   Please expand your disclosure concerning the exploration plans for your material properties as required by paragraph (b) (4) (i) of Industry Guide 7. The exploration plan should address the following points:

- Disclose a brief geological justification for each of your exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

7.   Please include disclosure to summarize your research and development activities related to your lithium extraction activities.

8.   Please provide disclosure regarding your exploration activities in Argentina. In this regard we reference your Form 8-K filed on May 8, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and
Mining